

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 9, 2010

Robert J. Driessnack
Senior Vice President and Chief Financial Officer
Intermec, Inc.
6001 36th Avenue West
Everett, WA 98203-1264

      Re: Intermec, Inc.
              Definitive Proxy Statement on Schedule 14A
              Filed April 16, 2010
              File No. 001-13279

Dear Mr. Driessnack:

      We have reviewed your response letter dated October 18, 2010 and have the following comment.

<u>Securities Ownerships of Certain Beneficial Owners and Management, page 19</u>

1.   We refer to your response to prior comment 2. It appears you are taking the position that the company does not know the natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities held by Unitrin despite the fact that your board member, Mr. Draut, is the chief financial officer and a board member of Unitrin. Tell us whether Mr. Draut or any person known to him exercises sole or shared voting and/or dispositive powers with respect to the shares held of record by Unitrin.

      With respect to Blackrock, please confirm, as well, whether it is your position that the company does not know the natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities held by that entity.

      You may contact Michael F. Johnson, Staff Attorney, at (202) 551-3477, or me at (202) 551-3462 with any other questions.

                        Sincerely,

                        Mark P. Shuman
                        Legal Branch Chief